

Mail Stop 3720

June 5, 2009

Mr. Keith M. Wilson
Chief Financial Officer
PAETEC Holding Corp.
One PAETEC Plaza
600 Willowbrook Office Park
Fairport, NY 14450

> **RE:** **PAETEC Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-52486**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

Impairment Charge, page 47

1.   We note you took a large impairment charge in the third quarter as a result of an impairment test triggered by a significant decline in your market capitalization. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Adjusted EBITDA Presentation, page 49

2.   We note you state on page 50 that management uses the adjusted EBITDA measure to assess the company's core operating performance. Your emphasis on "core" operating performance appears to be a method of smoothing your results of operations. Furthermore, we believe you have eliminated many recurring items in the calculation of your non-GAAP measure of financial performance without an adequate justification. For example, it is unclear why you believe an investor should consider compensation that is paid with stock to be less important for assessing results of operations than compensation that is paid with cash. Also, impairment charges, integration and separation costs appear to provide very important information about the state of your operations and the success of past management decisions, which could be very important to a reader when making a comparison of company to its competitors. Revise your disclosure to specifically state why management believes each of the adjustments is necessary and useful to investors. Please refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 8, found at the following link http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm for additional guidance.

3.   In regard to the above comment, your statement on page 49 that adjusted EBITDA is a valuable indicator of PAETEC's ability to produce operating cash flow does not support your assertion that your non-GAAP measure is a measure of financial performance. Please remove this disclosure or disclose and explain to us why it is appropriate to make such statements.

Critical Accounting Policies, page 61

4.　　　We note that goodwill accounted for 20% of total assets as of December 31, 2008.　As a result of your impairment test of your reporting units as of September 30, 2008, you determined that a portion of your goodwill balance was not impaired.　In light of the significance of your remaining goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.　This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill.　Specifically, we believe you should provide the following information:

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.　For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.　In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having an additional goodwill impairment charge.

  3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

*　*　*　*

　　　Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.　Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director